Mail Stop 3561

October 30, 2006

Via Fax & U.S. Mail

Mark M. Ham IV
Chief Financial Officer
Cagle's, Inc.
2000 Hills Ave., N.W.
Atlanta, GA 30318

>   **Re: Cagle's, Inc.**
>   **Form 10-K for the year ended April 1, 2006**
>   **Filed June 30, 2006**
>   **Form 8-K dated August 28, 2006**
>   **Filed August 28, 2006**
>   **File No. 001-07138**

Dear Mr. Ham:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended April 1, 2006

Management's Discussion and Analysis, page 9
Year 2006 compared to 2005, page 10
Year 2005 compared to 2004, page 10

1.   We note from your disclosures in the MD&A section that it appears you recorded the proceeds received from the sale of assets within other income in your statements of operations for both fiscal 2006 and 2005. Please note that gains and losses from the sale of assets should be reported as part of operating expenses rather than other income. Please confirm that you will revise future filings accordingly. Refer to paragraph 45 of SFAS No. 144 and footnote 68 of SAB Topic 13.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

2.   Please revise your discussion regarding your exposure to interest rate risk in future filings to include all of the disclosures required by Item 305 of Regulation S-K (e.g. sensitivity analysis).

Item 13. Certain Relationships and Related Transactions, page 31

3.   You indicate that the information required by Item 13 of Form 10-K will be provided in your Proxy Statement for the Annual Meeting of Stockholders to be held on July 14, 2006 and as such, is considered incorporated by reference; however, we were unable to find the disclosures required by Item 404 of Regulation S-K within the related Proxy Statement. Please revise your disclosures in future filings to comply with the requirements of Item 404 of Regulation S-K, accordingly.

Statements of Cash Flows, page 20

4.   We note that you received proceeds from the sale of assets and recorded a gain of $929,000 during fiscal 2006. Please tell us and revise your notes to discuss the type of asset involved in the sale and why it appears that the entire proceeds amount received from the sale was recognized as a gain.

Notes to the Consolidated Financial Statements

5.   We note from your Proxy Statement for the Annual Meeting of Stockholders held on July 14, 2006 that the Company is considered a controlled company given the significant percentage of the Company's shares owned by the Cagle Family. In this regard, please revise the notes to your financial statements in future filings to

disclose the Cagle Family's ability to control the Company's operations. Refer to paragraph 4 of SFAS No. 57.

Note 1. Summary of Significant Accounting Policies, page 21
c. Revenue Recognition, page 21

6.   We note that you refer to cost plus arrangements in your revenue recognition policy under critical accounting policies. In this regard, please expand your disclosure in the notes to the consolidated financial statements to discuss in greater detail the nature and terms of the cost plus arrangements and your policy for the recognition of revenue under such arrangements.

f. Inventories, page 21

7.   Reference is made to your inventories accounting policy where you disclose that live field inventories and breeders are stated at cost.   Furthermore, you state, "in line with industry standards, the Company does not reduce live inventories to net realizable value when margins are negative."   We are unclear why your inventories are stated at cost and not valued at the "lower of cost or market." We are also unclear why you believe industry standards do not require your inventories to be written down to market when margins are negative, as the accounting for inventories (chapter 5) in the AICPA Audit and Accounting Guide for Agricultural Producers and Cooperatives provide that inventories be valued at the lower of cost or market which would require inventory write-down adjustment when market if lower than cost.   We also note that other registrants in your industry classification code value their inventories at lower of cost or market. Please address the matters above to advise us why you believe your accounting treatment is appropriate and revise, as necessary.   We may have further comment upon receipt of your response.

8.   For inventories valued at the lower of cost or market, you should disclose if impairments have occurred in valuing inventories on this basis (or why management believes impairment have not occurred) and significantly expand your accounting policy to state how management performs an evaluation in determining whether market adjustments to inventories are required. In this regard, you should address the factors considered in your impairment analysis. At a minimum, it appears the analysis would consider (i) product age, condition, continuation or discontinuation; (ii) estimated net selling prices; and (iii) expected distribution channel; and (iv) impact on demand and selling prices for product because of significant events (e.g. avian flu, etc.).

9.   In addition, please also disclose the various types of costs that are included in inventories and specifically state that solely labor, manufacturing and production

overhead <u>directly</u> related to the purchase and production of inventories are capitalized into inventories.   Furthermore, please address whether mortality of broilers and breeders result in charges to cost of sales as incurred.

Note 6. Sales of Facilities, page 25

10.   We note that you foreclose on the collateral associated with the note receivable received in connection with the sale of your processing facility located in Macon, Georgia in fiscal 2004, and you are currently marketing the idle processing facility and expect to realize a sales price in excess of the facility's carrying value. We also note that you have not classified the asset as held for sale since management does not have a formalized plan to sell. Please tell us and revise future filings to disclose how the collateral (i.e. processing facility) was recorded in your financial statements as a result of the foreclosure, and tell us the current carrying value of the facility and whether you are continuing to depreciate and/or amortize the related assets associated with the facility. If not, please explain why. We may further comment upon receipt of your response.

Form 8-K/A dated August 28, 2006

Pro Forma Financial Statements

11.   Reference is made to your pro forma condensed consolidated statements of operations for the 13 weeks ended July 1, 2006 and year ended April 1, 2006. We note under the discontinued operations column you record general and administrative expenses of $208 and $818, respectively. This appears to represent management fees received from the disposed entity (according to footnote a) that presumably were classified as a reduction of general and administrative expense in the historical financial statements, and now are reflected as an increase to pro forma general and administrative expenses as you will no longer be providing management services to the entity. Please advise why you believe classification of these fees as a reduction of general and administrative expense, as compared to classification within the one-line caption "Equity in Earnings & Manangement Fees Received from Unconsolidated Affiliate," was not more appropriate treatment.

12.   Reference is made to footnote b. An adjustment from the use of proceeds from an asset sale is not considered factually supportable for recognition as a pro form adjustment. Please amend your Form 8-K to eliminate the adjustments. You may disclose such items in a footnote; however, you must also clearly indicate that they were not included in the pro forma financial statements.

13.   Reference is made to footnote c. It is unclear to us how the adjustments on the face of the pro forma income statement related to the anticipated income tax

effects of $147 and $503 for the for the 13 weeks ended July 1, 2006 and year ended April 1, 2006, respectively, will have a continuing impact on the on-going company. Please advise or revise your Form 8-K to eliminate the adjustments. You may disclose such items in a footnote; however, you must also clearly indicate that they were not included in the pro forma financial statements.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant